UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
NORTHERN PERU COPPER CORP.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
COPPER BRIDGE ACQUISITION CORP.
jointly owned by
CHINA MINMETALS NON-FERROUS
METALS CO. LTD.
and
JIANGXI COPPER COMPANY LTD.
(Bidder)
Common Shares, without par value
(Title of Class of Securities)
665604 10 4
(CUSIP Number of Class of Securities (if applicable))
Mr. Huang Guoping
Vice-President and Deputy General Manager
China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China 100044
Phone: 86-10-6849-5888
and
Mr. Zha Kebing
Deputy Chief Engineer and Senior Engineer
Jiangxi Copper Company Ltd.
15 Yejin Avenue
Guixi, Jiangxi
China 335424
Phone: 86-70-1377-7070
and
Mr. Jiao Jian
President and Chief Financial Officer
Copper Bridge Acquisition Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia
Canada V7Y 1B3
(Name, address (Including ZIP code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500
December 20, 2007
(Date tender offer first published, sent or given to securityholders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.	Home Jurisdiction Documents
(a)	Offer to Purchase and Offer Circular, dated December 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery.[1]

(b)	Notice of Compulsory Acquisition, dated January 28, 2008, including Transmittal.[2]
Item 2.	Informational Legends
(a)	See the inside front cover page of the Offer to Purchase and Offer Circular, dated December 20, 2007.

[1]	Previously filed with the Offeror’s Schedule 14D-1F (File No. 005-82624) filed December 20, 2007.

[2]	Previously filed with the Offeror’s Schedule 14D-1F (File No. 005-82624) filed January 28, 2008.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     The following exhibits have been filed as part of this Schedule.

EXHIBIT
NUMBER	DESCRIPTION
1.1	Support agreement dated December 5, 2007, between China Minmetals Non-Ferrous Metals Co. Ltd. (“Minmetals”), Jiangxi Copper Company Ltd. (“Jiangxi Copper”) and Northern Peru Copper Corp. (“Northern Peru”) (1)
1.2	Joint Press Release, dated December 6, 2007, issued by Minmetals, Jiangxi Copper and Northern Peru (1)
1.3	Joint Press Release, dated December 20, 2007, issued by Minmetals, Jiangxi Copper and Northern Peru (1)
1.4	Notice of Minmetals and Jiangxi Copper dated December 20, 2007 (1)
1.5	Press release, dated January 25, 2008, issued by Minmetals, Jiangxi Copper and Copper Bridge Acquisition Corp. (the “Offeror”) (2)
1.6	Early Warning Report, dated January 28, 2008, filed by the Offeror (2)
1.7	Report of results of take-over bid (Québec), dated January 28, 2008, filed by the Offeror (2)
1.8	Press release, dated March 28, 2008, issued by Minmetals, Jiangxi Copper and the Offeror (3)
1.9	Early Warning Report, dated March 31, 2008, filed by the Offeror (3)

(1)	Previously filed with the Offeror’s Schedule 14D-1F (File No. 005-82624) filed December 20, 2007.

(2)	Previously filed with the Offeror’s Schedule 14D-1F (File No. 005-82624) filed January 28, 2008.

(3)	Filed herewith.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. undertake to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a)	On December 20, 2007, China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrants’ agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrants.

PART IV
SIGNATURES
     By signing this Schedule, China Minmetals Non-Ferrous Metals Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon China Minmetals Non-Ferrous Metals Co. Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

CHINA MINMETALS NON-FERROUS METALS CO. LTD.
Date: March 31, 2008
By:
/s/ Huang Guoping
		Name:	Huang Guoping
		Title:	Vice President and Deputy General Manager
IV-1

     By signing this Schedule, Jiangxi Copper Company Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Jiangxi Copper Company Ltd.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

JIANGXI COPPER COMPANY LTD.
Date: March 31, 2008
By:
/s/ Zha Kebing
		Name:	Zha Kebing
		Title:	Deputy Chief Engineer and Senior Engineer
IV-2

     By signing this Schedule, Copper Bridge Acquisition Corp. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 2 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon Copper Bridge Acquisition Corp.’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

COPPER BRIDGE ACQUISITION CORP.
Date: March 31, 2008
By:
/s/ Jiao Jian
		Name:	Jiao Jian
		Title:	President and Chief Financial Officer
IV-3